Exhibit 12.1

IRWIN FINANCIAL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(In Thousands)	2004		2003		2002		2001		2000

Including Interest on Deposits

Earnings:
Earnings before income taxes	$117,698		$118,402		$86,231		$74,200		$59,342
Fixed charges from below	92,225		99,099		97,795		121,083		93,539

Earnings	$209,923		$217,501		$184,026		$195,283		$152,881

Fixed charges:
Interest expense	$92,225		$99,099		$97,795		$121,083		$93,539

Ratio of earnings to fixed charges	2.28	x	2.19	x	1.88	x	1.61	x	1.63	x

Excluding Interest on Deposits

Earnings:
Earnings before income taxes	$117,698		$118,402		$86,231		$74,200		$59,342
Fixed charges from below	47,738		56,734		43,434		47,743		40,719

Earnings	$165,436		$175,136		$129,665		$121,943		$100,061

Fixed charges:
Interest expense, excluding interest on deposits	$47,738		$56,734		$43,434		$47,743		$40,719

Ratio of earnings to fixed charges	3.47	x	3.09	x	2.99	x	2.55	x	2.46	x